Filed by Trebia Acquisition Corp. Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended. Subject Company: Trebia Acquisition Corp. Commission File No.: 001-39331 Date: November 5, 2021 Analyst Day Presentation November 2021

Disclaimer Disclaimer This presentation does not constitute a prospectus and should under no circumstances be understood as an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. Trebia Acquisition Corp. (“Trebia”), S1 Holdco, LLC (“S1”) and Protected.net Group Ltd. (“Protected”, and together with its and S1’s respective subsidiaries, collectively “System1”) and their respective directors, executive officers and other members of their respective management teams or other employees, under U.S. Securities and Exchange Commission (“SEC”) rules, may be deemed to be participants in the solicitation of proxies of Trebia’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Trebia’s directors and executive officers in Trebia’s final prospectus, as amended, dated June 16, 2020 (SEC File No. 333-238824), which was filed with the SEC on June 18, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Trebia’s shareholders in connection with the proposed business combination are set forth in the preliminary proxy statement for the proposed business combination which was filed with the SEC on September 16, 2021, and subsequently combined with a registration statement on Form S-4 which was filed on November 3, 2021. Information concerning the interests of Trebia’s and System1’s participants in the solicitation, which may, in some cases, be different than those of Trebia’s and System1’s equity holders generally, are set forth in the registration statement on Form S-4 relating to the proposed business combination. Certain information contained herein has been derived from sources prepared by third parties. While such information is believed to be reliable for the purposes used herein, none of Trebia, System1, their respective affiliates, directors, officers, employees, members, partners, shareholders or agents makes any representation or warranty with respect to the accuracy of such information. Forward-Looking Statements This presentation and any related oral commentary include forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward- looking statements include, but are not limited to, statements regarding Trebia, System1 or their respective management team's expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words anticipate, believe, continue, could, estimate, expect, intend, may, might, plan, possible, potential, predict, project, should, would and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this presentation may include, for example, statements about System1's industry and market sizes; future opportunities for System1; expectations and projections concerning the future financial and operational performance and/or results of operations of System1; and the proposed business combination transaction between Trebia and System1, including the implied enterprise value, ownership structure and the likelihood and ability of the parties to successfully consummate the transaction. The forward-looking statements contained in this presentation are based on Trebia's and System1's current expectations and beliefs concerning future developments, and their potential effects on Trebia or System1 taking into account information currently available. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause System1's actual financial results or operating performance to be materially different from those expressed or implied by these forward-looking statements. Such risks, uncertainties and assumptions include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the business combination agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Trebia and/or System1 following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of Trebia, certain regulatory approvals, or satisfy other conditions to closing set forth in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on System1’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to maintain the listing of combined company’s shares on NYSE following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of System1 to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations (including those concerning data security, consumer privacy and/or information sharing); and (11) the possibility that Trebia or System1may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Trebia’s most recent filings with the SEC, including the registration statement on Form S-4 (and, after the registration statement on Form S-4 is declared effective, the definitive proxy statement/prospectus, when available) filed with the SEC in connection with the proposed business combination. Please refer to the registration statement on Form S-4 for the risks and other factors that may impact System1’s business, prospects, financial results and operating performance. 2

Disclaimer (Continued) Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from any forward-looking statements contained in this presentation. Neither Trebia's nor System1's independent auditors have audited, reviewed, compiled or performed any procedures with respect to the forward-looking statements for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. Trebia and System1 will not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. You should not take any statement regarding past trends or activities as a representation that such trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute, and should not be construed as, investment advice. An investment in Trebia is not an investment in any of our founders' or sponsors' past investments or companies or any funds affiliated with any of the foregoing. The historical results of these investments are not indicative of future performance of Trebia (including after the closing of the proposed business combination), which may differ materially from the performance of the founders or sponsors past investments, companies or affiliated funds. Trademarks This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM or © symbols, but System1 will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Use of Non-GAAP Financial Measures This presentation includes non-GAAP financial measures, including Pro Forma Adj. EBITDA. Trebia and System1 believe that these non-GAAP measures are useful to investors for two principal reasons: (1) these measures may assist investors in comparing performance over various reporting periods on a consistent basis by removing from operating results the impact of items that do not reflect core operating performance; and (2) these measures are used by System1's management and board of directors to assess its performance and may (subject to the limitations described below) enable investors to compare the performance of System1 to its competitors. Trebia and System1 believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends. These non-GAAP measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP. Other companies may calculate these non-GAAP measures differently or use different non- GAAP measures financial from those used in this presentation, and therefore such measures may not be directly comparable to similarly titled measures of other companies. For reconciliation of these non-GAAP financial measures used in this presentation, see Net Income to Pro Forma Adj. EBITDA included in the Appendix at the end of this presentation, as well as information included in the registration statement on Form S- 4 relating to the proposed business combination. Use of Projections This presentation contains financial forecasts with respect to the System1’s projected financial results. Neither Trebia’s nor System1’s independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this presentation. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of System1 or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. You should review this information together with System1’s historical information, as well as information included in the registration statement on Form S-4 relating to the proposed business combination. Important Information About the Proposed Business Combination and Where to Find It In connection with the proposed business combination, a registration statement on Form S-4 was filed by Trebia with the U.S. Securities and Exchange Commission (“SEC”) that will be distributed to holders of Trebia ordinary shares in connection with Trebia’s solicitation for proxies for the vote by Trebia’s shareholders in connection with the proposed business combination with System1 and other matters as described in the registration statement on Form S-4. Trebia and System1 urge investors, shareholders and other interested persons to read, when available, the effective registration statement on Form S-4, including the proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Trebia, System1 and the proposed business combination. Such persons can also read Trebia’s final prospectus, as amended, dated June 16, 2020 (SEC File No. 333-238824), which was filed with the SEC on June 18, 2020, for a description of the security holdings of Trebia’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the registration statement on Form S-4 has been declared effective, the definitive proxy statement/prospectus will be mailed to Trebia’s shareholders as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Trebia Acquisition Corp., 41 Madison Avenue, Suite 2020, New York, NY 10010. 3

Sponsors & S1 Management William P. Foley II Frank R. Martire Jr Michael Blend Tridivesh Kidambi Trebia Trebia CEO & Co-Founder Chief Financial Officer 4

Leverage Trebia Value Creation Playbook

Trebia Co-Founders have consistently scaled public businesses, executed M&A, increased margins and drove multiple expansion and public investor returns



William P. Foley II
Co-Founder



Frank R. Martire Jr
Co-Founder

	Proven SPAC Sponsor			Consistent Success in Technology Businesses with Large TAM's				Decades of Driving Significant Shareholder Value			
	Paysafe:[1]	alight[1]	Wynn Interactive[1]	Fidelity National Financial	Black Knight	dun & bradstreet	FIS	fiserv.	Metavante	NCR	SYSTEM1
Industry Served	FinTech	Workplace Benefits & Payroll	Interactive Gaming	Real Estate	Mortgage	Data & Analytics	FinTech	FinTech	FinTech	Technology	Technology
Organic Revenue Acceleration	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
EBITDA Margin Expansion	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Transformative Acquisitions	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Multiple Expansion	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Sources: Public company filings and Factset
1. Recent acquisitions / value creation in progress - Wynn Interactive transaction subject to close

5

System1 Checks All of Our Boxes

Large TAM	✓ **System1 operates in a very large and growing market** • U.S. digital advertising was a $150B market in 2021, growing to $278B in 2024[1] • Serving advertisers across every industry vertical for mass relevancy
Differentiated Solution	✓ **System1's RAMP platform drives a long term sustainable advantage** • RAMP is a comprehensive technology platform that enables System1 to programmatically acquire, refine and monetize customers across all advertising channels and industry verticals at significant scale • 1st Party data (not reliant on third-party cookies) positions System1 for the future of online consumer privacy
Proven Track Record	✓ **Long track-record of performance** • 2021E Pro Forma Adj. EBITDA of $111M, and 2018A – 2021E Pro Forma Adj. EBITDA CAGR of 34% • System1 has had positive Pro Forma Adj. EBITDA since inception
Strong Management	✓ **Strong management team that has worked together for many years** • Founder-led management team with track record of success • Deep knowledge of sector and strong employee loyalty • Management team holding significant equity in the transaction
Flexible Capital Structure	✓ **Strong FCF generation allows for capital structure flexibility** • Pro forma balance sheet with limited leverage and capital structure flexibility • Strong cash flow generation to service debt
Proven Platform	✓ **System1 business model and technology provides a platform that scales to support organic growth and integrate M&A** • Successfully acquired and scaled 7 companies • We look to continue their success & execute on larger opportunities
Leverage Playbook	✓ **Proven track record of driving significant shareholder value** • Trebia to help drive cost efficiencies and organic and inorganic growth initiatives • Experience in scaling public businesses and expanding multiples

1. Source: eMarketer

6

Transaction Overview System1 Overview Key Transaction Highlights ● Transaction represents $1.4 billion Enterprise Value ● Transaction is attractively priced relative to comparable companies trading multiples and operating metrics 1 ● Use of Proceeds include : ○ $250M to exiting private equity investor - Court Square 2 Capital Partners ○ $213M to management & employees System1 is an omnichannel customer acquisition platform, delivering high-intent customers to ○ $55M in transaction fees and expenses advertisers and to their own subscription products. 3 ○ $259M of cash to the balance sheet In the large and growing digital advertising ● Management is fully committed to transaction and is rolling $668M market, System1 is poised for 20%+ organic of equity value and will own 52% of the business post merger Revenue growth ○ CEO and Co-Founder is rolling 100% of his total equity stake 4 ● 100% Backstop for potential future redemptions 1. Assumes $400M of debt incurred at closing under $400M total commitment 2. Current majority owner of System1 3. Assumes zero redemptions 4. The $518 million of cash held in Trebia’s trust account is backstopped for potential redemptions by Trebia public stockholders by a $200 million equity commitment from Cannae, together with a portion of the $400 million BofA Securities debt commitment. These amounts in conjunction with the potential for management to roll 7 an additional $100 million of equity creates a 100% backstop against potential future redemptions.

Partnership Will Accelerate Business Opportunities and Drive Multiple Expansion Omni-channel Profitable & Compelling Following Significant Customer Entry Valuation Proven Growth Established Opportunity for Acquisition and Story With Attractive Value Creation Value Creation Monetization Transaction Playbook Through Engine Structure Revenue Growth, Margin Improvement and Multiple Expansion 8

Company Overview 9

is an omnichannel customer acquisition marketing platform, delivering high-intent customers to advertisers and to our own subscription products 10

System1 at a Glance

- System1 finds and delivers high intent customers across 50+ major advertising verticals
- System1's proprietary Responsive Acquisition Marketing Platform (RAMP) drives the business and provides a sustainable competitive advantage
- Proprietary 1st party data positions System1 for future of online consumer privacy
- Operating at scale and profitable across highly diversified marketing & revenue channels
- Founder-led with 52% management ownership post-transaction

135M+
Monthly Visitors[1]

2M+
Active Subscribers[2]

5B
Rows of Data Ingested Daily[3]

~500M
Monthly Distinct Search Queries[1]

$111M
2021E Pro Forma Adj. EBITDA

1. Monthly average for Q3 2021
2. As of September 30, 2021
3. Daily average for September 2021

S1

11

Consistent Growth & Profitability… Revenue Gross Profit Pro Forma Adj. EBITDA ($ in millions) ($ in millions) ($ in millions) $142 $255 $995 $805 $111 $203 $90 $156 $594 $564 $133 $68 $119 $460 $63 $404 $91 $46 $299 $78 $40 2018 2019 2020 2021E 2022E Sept20 Sept21 2018 2019 2020 2021E 2022E Sept20 Sept21 2018 2019 2020 2021E 2022E Sept20 Sept21 YTD YTD YTD YTD YTD YTD Change in +$9 +$13 +$18 +$23 +$27 +$12 +$11 Deferred Revenue Note: Pro Forma Adj. EBITDA includes pro forma consolidation of pre-acquisition results in historical periods. See Appendix for a reconciliation of non-GAAP metrics to comparable GAAP metrics. Change in Deferred Revenue is an operating metric used by management in conjunction with billings to provide insight into the 12 performance and cash flow of the business. Figures in charts may not foot due to rounding. Refer to appendix to see impact of acquisitions and terminated product lines

…and a Highly Diversified & Resilient Business Platform Advertising Revenue by Platform Revenue by Vertical Acquisition Channel Vertical Agnostic Other Other Social Privacy / No dependency on any Retail Security Organic specific advertiser or Home & Garden vertical Native Search Jobs & Education Autos Omnichannel Acquiring customers Display Travel & across all major Tourism networks Leisure & Lifesytle Health Network Partners Business & Finance Technology 13 Note: All metrics shown are for the twelve months ended September 30, 2021 on a pro forma basis

Our Business Lines Advertising Subscription Revenue Generated Through Revenue Generated Through Digital Advertising Digital Subscriptions Owned & Operated (O&O) Network Owned & Operated Properties Partners Digital Products +25 more 1 Gross Profit: $137M $36M $36M 14 1. All metrics shown are for the twelve months ended September 30, 2021

Our Business Model: Find & Deliver High Intent Customers Across 50+ Major Advertising Verticals

#1 Unlock Customer Intent

RAMP algorithmically places advertisement on a 3rd party customer acquisition platform (Google, Facebook, Pinterest, etc.) to acquire in-market consumers with purchase intent



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- Spending **~$500M** Annually On Digital Advertising
- Generates **3.1B** Sessions[1]
- **$0.15** of O&O Cost per Session[1]

#2 Refine Customer Intent

Consumer views & clicks on ad and is directed to one of System1's 40+ web sites where consumer intent is further refined



AUTOVERSED
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Prices for the new Grand Cherokee start at more than reasonable $32,045. For folks who demand more driving excitement on the street, Jeep offers two high-performance models that you have to see for yourself.
Related Topics (Ads):
1. 2020 Jeep Grand Cherokee Pricing
2. Jeep Grand Cherokee Lease
3. New Jeep Cherokee Cost

- **40** Websites
- Search engines & vertical-specific content
- **~1.5B** annual visitors

#3 Monetize Customer Intent

System1 is paid by sending consumer to relevant advertising network, direct advertiser, or System1 subscription product



Jeep
2019
2020 Grand Cherokee
Overview
Gallery
Exterior
Interior
START SOMETHING NEW
SALES EVENT

- **900M+** Clicks to Advertisers
- **~$750M** of Consolidated Revenue
- **$0.19** of O&O Revenue per Session

15

Note: All metrics shown are for the twelve months ended September 30, 2021
1. A session is a monetizable user visit

RAMP Dynamically Places Advertisements Across #1 All Major Customer Acquisition Channels… Social Display AI & machine learning creates bespoke ads for 50+ advertiser verticals in each acquisition channel Native Search • RAMP dynamically adjusts bid pricing for each advertising campaign to maximize profit and limit financial risk as market conditions shift • RAMP manages 90k+ daily advertising campaigns, optimizes these campaigns 15M+ times daily, driving 135M+ monthly web site visitors 16 Note: All metrics shown are average monthly metrics as of Q3 2021

#2 …Advertising Directs Consumers To System1 Web Sites, Which Further Qualify Consumer Purchase Intent…

MapQuest


Edit
13335 Maxella Ave
Marina Del Rey, CA 90292-5619
Route 1
Route 2
via Main St
5.8 Mi
List
21 Minutes
Heavy Traffic
Start

~24M Monthly Users[1]

info.com


Las vegas golden knights
info.com
Web
Images
Videos
News
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Ad stubhub.com
At Stubhub, every Vegas Golden Knights ticket is 100% guaranteed by FanProtect™. Enjoy customer service all the way to your seat w/ the world's largest ticket marketplace.
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~46M Monthly Users[1]

howstuffworks


howstuffworks
Home & Garden / Real Estate / Buying a Home
House Hunting? Be Prepared to Win a Bidding War
By: Carrie Whitney, Ph.D. | May 28, 2021

~11M Monthly Users[1]

40+
Internet Properties Across Multiple Industries

135M+
Monthly Visitors[1]

~500M
Monthly Distinct Search Queries[1]

Other System1 Owned & Operated Properties

activebeat, AUTO VERSED, dogpile, FAME10, forkly, healthversed, HealthWell, Startpage, TaxInfoToday, WALLET GENIUS, WEBCRAWLER

25+ more

Consumers refine their purchase intent by entering a search or reading an article on our web sites

1. All metrics shown are average monthly metrics as of Q3 2021

17

#3 …and Then We Deliver High-Intent New Customers to Our Advertisers & System1 Subscription Products Select Customers Metrics • O&O Advertising Ad Revenue: Networks $575M+ • Total User Sessions: 3.1BN • O&O Advertising Revenue Direct Per Advertisers Session: $0.19 Monetizing Consumer Proprietary Products Traffic • 2.2M Paying subs as of System1 9/30/21 Digital • $145M in Billings Subscriptions 18 Note: All metrics shown are for the twelve months ended September 30, 2021 unless otherwise noted

RAMP Technology Enables Our Business Success AI-powered Marketing Unlocks Leverage Our Websites to Further Deliver and Monetize High-Intent Customer Intent… Qualify Customer Intent…. Customers to Advertisers / Subscription Programmatic Content & Monetization Buying Ad Engine Decisioning Platform Real Time Ad Media A/B UI A/B Engine Revenue Interface Attribution Machine Privacy Focused 4B Rows of Data Learning st 1 Party Data Ingested Daily / Data Science 19

Our Responsive Acquisition Marketing Platform (RAMP) is the Underlying Technology Driving Our Success 20

What is RAMP? Publishing stack powers 40+ O+O sites Programmatic buying engine automates omni-channel advertising Monetization engine connects users with creative automation & bidding with highest value offers that satisfy optimization intent Powerful search stack processes Data & ML pipelines ingest + process 500M+ queries/mo across O+O and 5B+ rows/day to first-party data stores partner sites Platform architecture federates core Content recommendation engine features across search, publishing, discovers, classifies, serves 200M+ utilities, subscription and app products rec’s/day 21

RAMP Platform Architecture Search Partner Properties Properties Application Layer Acquisition Engagement Monetization Paid and organic Content and advertisement Monetization, measurement trafﬁc acquisition delivery components. and revenue attribution Platform Layer services and APIs. engine. Data Layer Data Pipelines and Machine First-Party Data Store Learning models 22

Deep Dive Keyword Service 23

Our Technology Moat Widens As Our Business Grows Key Competitive Advantages System1’s Virtuous Flywheel Highly Efficient Customer Omnichannel Acquisition Closed-Loop More Attribution Vertical Agnostic Customer Traffic st Privacy Focused 1 Party Data Higher Data-Driven Monetization Optimization End to End Tech Stack and Profits Better Plug N’ Play M&A Conversion 24

System1’s Differentiated Positioning in the Customer Acquisition Landscape Multi- Vertical Sub-scale companies Single Vertical Single Advertising + 25 Monetization Subscription

rd We are well positioned as 3 party cookies & intrusive tracking goes away Recent Privacy Shifts in Digital Marketing Emphasize First- One of the largest st independent 1 -party party Data… search providers RAMP does not st Focused on 1 -party rd rely on 3 -party intent data cookies First-party relationships are vital in a privacy-first world. Protecting privacy means an end to… third-party cookies Cookie-based advertising becomes - David Temkin, Director of Product less effective Management, Ads Privacy and Trust 26

Growth Strategy 27

Advertising: Multiple Drivers of Growth

Optimizations to drive acquisition & monetization efficiencies[1]

RAMP manages **90K+** ad campaigns daily

15M+ daily campaign & keyword optimizations conducted programmatically by RAMP

315M+ advertising keywords in our database across **50+** advertising verticals

$0.04 spread between RPS and CPS

Expand our Direct-to-Advertiser business

Delivering Customers to ~100 Advertisers Directly

Grow & expand our international business

International Advertising Revenue ($M)



YoY Growth: 281%
$9
$36
% of platform revenue
Q3 20
6%
Q3 21
16%

1. All metrics shown are for the twelve months ended September 30, 2021

28

Subscription: Land and Expand with Existing and New Products Continue to Acquire More High Subscriber Retention Drives Subscribers Billings Growth (in thousands) ($ in millions) $116 2,208 861 $43 2018 YTD 9/30/21 2018 YTD 9/30/21 1 Increase in Billings Per User Launch New Products $130+ $29+ 2018 YTD 9/30/21 29 1. Based on 2018 customer cohort; Billings Per User is calculated as billings divided by end of year subscribers for the cohort

Long Runway on Existing Strategy Advertising Subscription Current Product Suite Potential Categories Total Total Digital Digital Advertising Advertising Security & Privacy 1 1 $150B $150B Hosting & Storage News & Education S1 S1 Ad Spend 4x to $500M Credit Monitoring $2B Ad Spend Home Services Gaming & Apps Financial Services 1. Source: eMarketer 30

Strategic M&A Can Drive Upside to Our Projections Focus on Proprietary RAMP is Built to Target Rich Deals & Growth Facilitate Plug & Play Environment Synergies M&A 31

We Have a Successful & Growing M&A Track Record

Acquisition	Develop and augment new user acquisition channels	Build strong brands in focus markets or verticals	Diversify monetization capabilities	O&O Product Extension	Accelerate international growth
	✓	✓	✓	✓	✓
MapQuest	✓	✓	✓	✓	✓
Concourse Media	✓	✓			
Startpage		✓		✓	✓
info.com	✓	✓	✓	✓	✓
Qool Media	✓	✓	✓		
infospace	✓	✓	✓	✓	

Startpage

- Strong consumer brand for private search with significant international presence
- Significant day 1 acquisition synergies due to superior System1 monetization terms and UI testing platform to improve RPS
- Migration to RAMP framework led to further RPS improvements

Search RPM Growth Under System1



~2x
$6.83
$14.55
LTM as of
12/31/18
Q3'21

MapQuest

- Strong consumer brand and travel-related search engine
- Underinvested by previous owner
- Superior display monetization from RAMP drove 32% increase in site monetization within 1 month of acquisition close
- Migration to RAMP led to significant opportunity to acquire and monetize traffic
- Q3 21 revenue more than triple Q3 2019 (pre-acquisition)

Site RPM Growth Under System1



~4x
$9.71
$35.72
LTM as of
9/19/19
Q3'21

Note: "O&O" refers to Owned & Operated; "RPM" refers to page revenue per thousand impressions; "RPS" refers to revenue per session;

32

High Priority M&A Opportunities CURRENT FOCUS AREAS RAMP bolt-on Accelerate existing Enter adjacent technology business lines markets 33

Founder-Led Team With an Exceptionally Deep Bench 375+ Employees Michael Blend Tridivesh Kidambi Paul Filsinger CEO & Co-Founder CFO President 50% Of employees in engineering, product, & data science 52% Pro-forma founder and Jen Robinson Beth Sestanovich Brian Coppola management Chief Technology Officer Chief People Officer Chief Product Officer ownership post transaction 34

Financial Performance 35

Financial Highlights A Rule of 40 Business 1 Strong Revenue Growth and Profitability, Management Focus on Gross Profit Dollars Diverse Business Model 2 Generating Revenue Across Verticals Through Advertising and Subscriptions Strong and Consistent Organic Growth 3 RAMP Platform Enables Continuous Optimization Driving Operating Leverage Exceptional M&A Track Record 4 Established History of Driving Significant Growth by Leveraging RAMP Platform on M&A Strong Alignment with Shareholders 5 Founder-led Management Team Heavily Invested with Substantial Ownership 36

Strong Growth Trajectory & Track Record of Profitability Revenue Gross Profit Pro Forma Adj. EBITDA ($ in millions) ($ in millions) ($ in millions) $995 $142 $255 $805 $111 $203 $594 $564 $90 $156 $460 $133 15% $404 $68 $119 $63 15% 15% 14% $299 14% $91 $46 $78 $40 26% 26% 26% 25% 11% 24% 26% 10% 22% 2018 2019 2020 2021E 2022E Sept20 Sept21 2018 2019 2020 2021E 2022E Sept20 Sept21 2018 2019 2020 2021E 2022E Sept20 Sept21 YTD YTD YTD YTD YTD YTD Change in % Margin +$9 +$13 +$18 +$23 +$27 +$12 +$11 Deferred Revenue Note: Pro Forma Adj. EBITDA includes pro forma consolidation of pre-acquisition results in historical periods. See Appendix for a reconciliation of non-GAAP metrics to comparable GAAP metrics. Change in Deferred Revenue is an operating metric used by management in conjunction with billings to provide insight into the 37 performance and cash flow of the business. Figures in charts may not foot due to rounding. Refer to appendix to see impact of acquisitions and terminated product lines

A Highly Diversified Business Model Diversified Across Verticals and Acquisition Channels Platform Advertising Revenue by Platform Revenue by Vertical Acquisition Channel Resiliency through COVID Gross Profit Resilience through Other Other Privacy / Social COVID19 ($ in millions) Retail Security Organic Home & $60 $57 Garden 30% Native Search Jobs & $42 Education $40 $37 $36 $33 Autos $31 $28 Display $23 $22 Travel & Tourism Leisure & Lifesytle Health Network Partners Business & Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Finance 19 19 19 19 20 20 20 20 21 21 21 Technology Relationships with search networks RAMP identifies & scales marketing Diversification Leads to Resilient enable vertical diversification across the most efficient channels Business Model 38 Note: All metrics shown are for the twelve months ended June 30, 2021 unless otherwise noted

Acquisition of Protected Drives Our Subscription Business Customer Count Subscription Billings Subscription Gross Profit ($ in millions) ($ in millions) (in millions) $180 2016 2017 2018 2019 2020 2021 2.2 1.9 $150 $33 $120 1.2 $90 0.9 ~70% from customers $60 acquired in prior years ($2) $30 ($12) ($17) $0 2018 2019 2020 YTD 9/30/21 2017 2018 2019 2020 2021 2018 2019 2020 YTD 9/30/21 Highly Predictable Recurring Revenue Model System1 has been investor & Prior period investments in Strong pipeline of new Became profitable on a #1 #2 #3 #4 partner since 2018 customer acquisition subscription products billings basis in Q4 20 provides revenue lift in 2021 provides platform for long- and beyond term growth 39

Historical and Projected Financial Detail

($ in millions)

	2018	2019	2020	2021E	Sept20 YTD	Sept21 YTD
Revenue						
Owned & Operated Properties	$231	$370	$438	$637	$312	$463
Network Partners	$35	$38	$38	$35	$28	$26
Advertising Total	**$266**	**$407**	**$476**	**$672**	**$340**	**$489**
Subscription	34	53	88	134	64	105
Total	**$299**	**$460**	**$564**	**$805**	**$404**	**$594**
YoY Growth		*54%*	*23%*	*43%*	*(100%)*	*47%*
Gross Profit						
Owned & Operated Properties	$78	$109	$110	$144	$79	$106
Network Partners	$35	$38	$38	$35	$28	$26
Unallocated Cost of Revenue	($18)	($15)	($14)	($12)	($11)	($9)
Advertising Total	**$94**	**$132**	**$135**	**$167**	**$96**	**$123**
Subscription	($17)	($12)	($2)	$36	($5)	$33
Total	**$78**	**$119**	**$133**	**$203**	**$91**	**$156**
% Margin	*26.0%*	*26.0%*	*23.6%*	*25.3%*	*22.4%*	*26.2%*
Operating Expense[1]	$32	$51	$70	$92	$50	$66
Pro Forma Adj. EBITDA	**$46**	**$68**	**$63**	**$111**	**$40**	**$90**
% Margin	*15.4%*	*14.8%*	*11.1%*	*13.8%*	*10.0%*	*15.2%*
YoY Growth		*48%*	*(8%)*	*77%*	*(72%)*	*123%*
Less: Capitalized Expenditures	($5)	($6)	($6)	($7)	($6)	($5)
Pro Forma Adj. EBITDA Less CapEx	**$41**	**$62**	**$56**	**$104**	**$35**	**$85**
PF Adj. EBITDA Less CapEx / PF Adj. EBITDA	*89.2%*	*91.7%*	*90.0%*	*93.8%*	*86.2%*	*94.4%*
Memo: Change in Deferred Revenue	+$9	+$13	+$18	+$23	+$12	+$11

Note: Pro Forma Adj. EBITDA includes pro forma consolidation of pre-acquisition results in historical periods. See Appendix for a reconciliation of non-GAAP metrics to comparable GAAP metrics. Change in Deferred Revenue is an operating metric used by management in conjunction with billings to provide insight into the performance and cash flow of the business. Figures in table may not foot due to rounding.
1. Operating Expense excludes Depreciation & Amortization, Stock-based Compensation, and Non-recurring Expenses.

40

Investment Highlights ü A fast growing and profitable business RAMP platform provides a strong and sustainable ü competitive advantage A highly diversified business across its marketing and ü monetization capabilities Proven M&A capabilities ü Strong, industry-experienced and founder-led ü management team 41

Appendix 42

Net Income to Pro Forma Adj. EBITDA ($ in millions) 2018 2019 2020 Sept20 YTD Sept21 YTD Consolidated Net Income / (Loss) ($18) $4 $3 ($3) $45 Plus: Tax - 1 2 0 2 Plus: Interest 21 26 25 19 12 Plus: D&A 5 11 14 11 10 Plus: Other Expense 0 1 0 0 0 Plus: Stock-Based Comp and Distributions 14 12 9 6 6 Plus: Impact of Terminated Product Lines (5) 1 (1) (1) 0 Plus: Other costs, incl. Restructuring Charges 12 5 10 7 14 Adj. EBITDA $28 $60 $63 $40 $90 Plus: Acq. Related Adjustments 18 8 0 0 - Pro-Forma Adj. EBITDA $46 $68 $63 $40 $90 43 Note: The Company is not able to reasonably reconcile forecasted Pro Forma Adjusted EBITDA to its nearest GAAP metric due to uncertainties regarding purchase accounting, stock-based compensation and taxes. Figures may not foot due to rounding.

Impact of Acquisitions on Revenue and Gross Profit ($ in millions) Q1 19 Q2 19 Q3 19 Q4 19 Q1 20 Q2 20 Q3 20 Q4 20 2018 2019 2020 Revenue Pre-Acquisition and Acquisition- $8.2 $5.4 $4.8 $0.5 $0.7 $0.3 $0.2 $0.6 $47.4 $18.9 $1.8 1 Related Adjustments Gross Profit Pre-Acquisition and Acquisition- $5.1 $3.7 $3.6 $0.5 $0.7 $0.3 $0.2 $0.4 $27.8 $12.9 $1.6 1 Related Adjustments 44 1. Includes pre-acquisition results as well as adjustments to exclude the impact of purchase accounting and certain Non-GAAP reclassifications.